Exhibit 99.1

Management Proxy Circular

NOTICE OF ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF CASCADES INC.

NOTICE OF ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF CASCADES INC.

TO THE SHAREHOLDERS OF CASCADES INC.

Notice is hereby given that the Annual General Meeting of the Shareholders (the “meeting”) of Cascades Inc. (the “Corporation” or “Cascades”) will be held on Thursday, May 10, 2012 at the Centre Mont-Royal, Salon Cartier, at 2200 Mansfield Street, Montreal, (Quebec), at 11:00 a.m. for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011, and the Independent Auditor’s report thereon;

2.	To elect the Directors of the Corporation for the ensuing year;

3.	To appoint the Independent Auditor of the Corporation for the ensuing year and authorize the Directors to determine their remuneration; and

4.	To transact such other business as may properly be brought before the meeting or any adjournment thereof.

You will find enclosed herewith a copy of the Management Proxy Circular. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than on Wednesday, May 9, 2012 at 5:00 p.m. in the envelope provided for that purpose.

Kingsey Falls, Québec, March 15, 2012.

By Order of the Board,

Robert F. Hall

Vice-President, Legal Affairs and Corporate Secretary

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LETTER TO SHAREHOLDERS

Dear Shareholders,

On behalf of the Board of Directors, management and Cascades employees, it is with great pleasure that we welcome you on Thursday, May 10th, 2012 to the Centre Mont-Royal Salon Cartier on the occasion of our annual general meeting of shareholders.

The items of business are described in the accompanying Notice of Annual General Meeting and Management Proxy Circular. At the meeting, you will have the opportunity to hear Cascades’ senior management discuss the highlights of our performance in 2011 and you will be informed of our plans for the future.

I would like to take this opportunity to recognize Mr. Laurent Verreault who will not be standing for re-election at the annual general meeting. A seasoned successful businessman, Mr. Verreault has been a partner to Cascades since the Corporation’s very beginnings. Blessed with a great sense of humor and a strong personality, we wish to thank him warmly for his longstanding commitment, his judicious counsel and his contribution to the Corporation’s success.

Finally, we invite you to read our 2011 Annual Report and Management Proxy Circular and to exercise the power of your proxy by voting your shares.

Yours sincerely,

Alain Lemaire

Chairman of the Board and President and Chief Executive Officer

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PART 1

VOTING INFORMATION

This Management Proxy Circular (the “circular”) is for the solicitation of proxies by the Management of Cascades Inc. (the “Corporation” or “Cascades”), to be used at the Annual General Meeting of Shareholders of the Corporation or any adjournment thereof (the “meeting”) to be held at the time and place and for the purposes set forth in the foregoing Notice of the said meeting. Unless otherwise expressly indicated, the information herein contained is given as of March 15, 2012.

1.1 SOLICITATION OF PROXIES

Proxies in the enclosed form are solicited by the Board of Directors and the Management of the Corporation. The solicitation will be principally by mail and the cost of solicitation will be borne by the Corporation.

If you cannot attend the meeting in person, complete and return the enclosed form of proxy to the transfer agent, Computershare Investor Services Inc., in Montreal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, as this will enable your vote to be recorded.

1.2 APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are Directors and Officers of the Corporation. A shareholder has the right to appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the meeting either by inserting the name of his or her chosen proxy in the blank space provided in the proxy form or by completing another appropriate proxy form.

A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

1.3 VOTING OF PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the twelve (12) nominees whose names appear herein under the heading “ELECTION OF DIRECTORS”, IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, as Independent Auditor, in accordance with the terms and conditions set out under the heading “APPOINTMENT OF INDEPENDENT AUDITOR”.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and to other matters which may properly come before the meeting (or any adjournment thereof). As of the date of this circular, Management of the Corporation knows of no such amendment, variation or other matter expected to come before the meeting.

1.4 RECORD DATE AND VOTING SHARES

Holders of Common Shares of the Corporation who are included in the list of shareholders registered at the close of business on March 15, 2012, shall have the right to vote at the meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the

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Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the meeting, that his name be included in the list of shareholders having the right to vote at the meeting, in which case the transferee shall be entitled to vote his shares at the meeting. Each Common Share is entitled to one vote with respect to the matters pertaining to the meeting.

The Corporation is authorized to issue an unlimited number of Common Shares. As at March 15, 2012, 94,341,165 Shares were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the meeting, they shall vote as one on the shares jointly held by them.

1.5 NON-REGISTERED HOLDERS

The information set forth in this section is important to the many shareholders who do not hold their Common Shares of the Corporation in their own names (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a Non-Registered Holder are registered either:

1.	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“National Instrument 54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of meeting, this Management Proxy Circular, the form of proxy, the Financial Statements including Management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

1.	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;

2.	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc.(“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by internet). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the meeting, the proxy must be returned to Broadridge well in advance of the meeting in order to have the Common Shares voted.

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Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

1.6 PRINCIPAL HOLDERS

On March 15, 2012, no person, to the knowledge of the Directors and Officers of the Corporation, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

Security Class	Name of Beneficial Owner		Amount and Nature of Ownership	Percentage of Class
Common Shares	Bernard Lemaire	(1)(2)	13,214,159	14.01%
Common Shares	Laurent Lemaire	(1)(2)	12,194,013	12.93%

(1)	Held personally or through a wholly-owned holding company.
(2)	These amounts do not include the 500,000 shares that Bernard and Laurent Lemaire each transferred to La Fondation de la Famille Lemaire, reserving their voting rights related thereto.

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PART 2

BUSINESS OF THE MEETING

2.1 FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2011 and report of the Independent Auditor thereon are included in the Corporation’s 2011 annual report. No vote is required on this matter.

2.2 ELECTION OF DIRECTORS

2.2.1 Board Nominees

For each of the twelve (12) nominees proposed by Management for election as directors of the Corporation, the following table sets out their name and place of residence, their principal occupation, the year in which they first became a director of the Corporation, the number of Common Shares of the Corporation beneficially owned directly or indirectly by each of them or over which they exercise control, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of Directors of the Corporation (the “Board”). Each nominee is well qualified to serve on the Board of the Corporation. The size of the Board is appropriate to be effective and its composition fosters a diversity of views. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. Directors will hold office until the next succeeding Annual General Meeting of Shareholders of the Corporation or until their successors are elected or appointed. As indicated on the attached Form of Proxy, and in accordance with best practices, shareholders may vote individually for each of the nominees named below as directors of the Corporation.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by Management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of directors. Management does not anticipate that any of the proposed nominees will be unable to act as a director. If such becomes the case for any reason whatsoever prior to the meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

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BERNARD LEMAIRE DIRECTOR KINGSEY FALLS, (QUÉBEC), CANADA Director since 1964 Non-Independent Common Shares: 13, 214,159(2)	One of the founders of Cascades, Mr. Lemaire has been a Director of the Corporation since 1964. He was President of the Corporation from its creation until 1992 and Chairman of the Board of Directors from 1992 to May 2008. Mr. Lemaire is also Executive Chairman of the Board of Directors of Boralex Inc., a power producer dedicated to the development and operation of energy power stations. He serves as a member of the Administrative Committee of both companies. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales—Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.

LAURENT LEMAIRE EXECUTIVE VICE–CHAIRMAN OF THE BOARD WARWICK, (QUÉBEC), CANADA Director since 1964 Non-Independent Common Shares: 12,194,013(3)

One of the founders of Cascades, Mr.

Lemaire is Executive Vice–Chairman of the Board of Directors of the Corporation and a member of the Administrative Committee. He held the position of Chairman of the Board of Directors from May 2008 to May 2011 and was President and Chief Executive Officer of the Corporation from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian-based public company, manufacturer of coated and recycled boxboard.

ALAIN LEMAIRE CHAIRMAN OF THE BOARD AND PRESIDENT AND CHIEF EXECUTIVE OFFICER KINGSEY FALLS, (QUÉBEC), CANADA Director since 1967 Non-Independent Common Shares: 4,919, 607(4)	One of the founders of Cascades, Mr. Lemaire is Chairman of the Board and President and Chief Executive Officer of the Corporation and a member of the Administrative Committee. He held the position of Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke.

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MARTIN P. PELLETIER ENG., PH.D CONSULTANT SILLERY, (QUÉBEC), CANADA Director since 1982 Non-Independent Common Shares: 68,054 Differed Share Units: 26,056	Mr. Pelletier, a chemical engineer, is a
pulp and paper consultant. He held the
position of Vice-President and Chief
Operating Officer, Containerboard, of
Norampac Inc., from 1997 to 2000 and
was President and Chief Executive
Officer of Rolland Inc. (now known as
Cascades Fine Papers Group Inc.)
from 2000 to 2002. He is the Chairman
of the Environment, Health and Safety
Committee. He sits on the Board of
Directors of CO2 Solutions, an
innovator in the field of enzyme
enabled carbon capture.

PAUL R. BANNERMAN CHAIRMAN OF THE BOARD, ETCAN INTERNATIONAL INC. MONTRÉAL, (QUÉBEC), CANADA Director since 1982 Non-Independent Common Shares: 661,844 Deferred Share Units: 26,056	Mr. Bannerman is the founder and Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts, and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.

LOUIS GARNEAU PRESIDENT, LOUIS GARNEAU SPORTS INC. ST-AUGUSTIN-DE-DESMAURES, (QUÉBEC), CANADA Director since 1996 Independent(1) Common Shares: 5,018 Deferred share Units: 26,056	Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

SYLVIE LEMAIRE DIRECTOR OF COMPANIES OTTERBURN PARK, (QUÉBEC), CANADA Director since 1999 Non-Independent Common Shares: 532,287(5) Deferred Share Units: 26,056	Mrs. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., where she held the position of President until 2007. She is a member of the Environment, Health and Safety Committee and a member of the Corporate Governance and Nominating Committee. Mrs. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montreal École polytechnique.

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ROBERT CHEVRIER PRESIDENT, SOCIÉTÉ DE GESTION ROCHE INC. MONTRÉAL, (QUÉBEC), CANADA Director since 2003 Independent(1) Common Shares: 5,000(6) Deferred Share Units: 26,056	Mr. Chevrier is President of Société de
Gestion Roche Inc., a holding and
investment company. He is the
Chairman of the Audit Committee and
acts as lead Director. He is a director
and member of the Audit Committee of
Bank of Montreal and Chair of the
Pension Fund Society of Bank of
Montreal; director and Chair of the
Human Resources Committee of CGI
Group Inc., an IT and business process
services provider; Chairman of the
Board of Quincailleries Richelieu Ltée,
a distributor, importer and
manufacturer of specialty hardware. He
has held the position of Chairman of
the Board of Directors and President
and Chief Executive Officer of Rexel
Canada Inc. He is a graduate of
Concordia University and a Fellow of
the Canadian Institute of
Chartered Accountants.

DAVID MCAUSLAND PARTNER, MCCARTHY TÉTRAULT S.E.N.R.C.L., S.R.L. BEACONSFIELD, (QUÉBEC), CANADA Director since 2003 Independent(1) Common Shares: 4,000 Deferred Share Units: 26,056	Mr. McAusland is a partner in the law firm of McCarthy Tétrault S.E.N.C.R.L.,s.r.l. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee and Chair of the Human Resources Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member and Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of certain not-for-profit organizations such as the Montreal General Hospital Foundation and Chairman of the Board of the Fondation de l’École nationale du cirque.

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JAMES B.C. DOAK PRESIDENT AND MANAGING DIRECTOR, MEGANTIC ASSET MANAGEMENT INC. TORONTO, (ONTARIO), CANADA Director since 2005 Independent(1) Common Shares: 10,000 Deferred Share Units: 26,056	An economist and chartered financial
analyst, Mr. Doak is President and
Managing Director of Megantic Asset
Management Inc., a Toronto-based
investment company, since 2002. Prior
thereto, from 1997 to 2002, he held the
position of President of Enterprise
Capital Management Inc. He is a
member of the Audit Committee and
Chair of the Corporate Governance and
Nominating Committee. Mr. Doak is
Chairman of the Board of Directors and
a member of the Corporate Governance
and Nominating Committee, the
Compensation and the Audit and
Finance Committees of Khan
Resources Inc. a uranium exploration
and development company. He is also a
director and member of the Audit
Committee of Purepoint Uranium
Group Inc., an uranium exploration
company. He is also a director and
Chair of the Audit and Finance
Committee of Eurocopter Canada
Limited, a subsidiary of Eurocopter, a
designer and manufacturer of civil
helicopters. He holds a Diplôme
d’études collégiales from McGill
University and a B.A. in Economics
from the University of Toronto.

GEORGES KOBRYNSKY DIRECTOR OF COMPANIES OUTREMONT, (QUÉBEC), CANADA Director since 2010 Independent(1) Common Shares: 0 Deferred Share Units: 4,682	Mr. Kobrynsky is a Director of companies. He is member of the Audit and Environment, Health and Safety Committees. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes of which he is a member of the Audit Committee and Chair of the Compensation, Corporate Governance and Nominating Committee.

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ÉLISE PELLETIER MANAGEMENT AND HUMAN RESOURCES CONSULTANT SAINT-BRUNO-DE-MONTARVILLE, (QUÉBEC), CANADA Non-Independent Common Shares: 782 Deferred Share Units: 0	Mrs. Pelletier is a management and human resources consultant.
Before retiring in 2003, she accumulated over twenty years of experience within the Corporation, having held the position of
Vice-President, Human Resources of the Corporation during the period between 1995 to 1998, and thereafter the position of Vice-
President with Norampac Inc. during the period between 1998 to
2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She holds the degree of Bachelor in Industrial
Relations from the University of Montreal.

(1)	“Independent” refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101.
(2)	Held directly or indirectly by Gestion Bernard Lemaire Inc. of which Mr. Bernard Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.
(3)	Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.
(4)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.
(5)	343,277 shares are held directly or indirectly by Tremer II Inc., a company in which Mrs. Lemaire holds a 50% shareholding.
(6)	Held directly or indirectly by Société de Gestion Roche Inc., of which Mr. Chevrier is the sole voting shareholder.

2.2.2 Additional disclosure relating to Directors

To the best knowledge of the Corporation, no proposed nominee to the Board of Directors is, as at March 15, 2011,or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Corporation, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or a by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors.

2.2.3 Board Interlocks

The Board of Directors has reviewed the membership of the proposed nominees to the Corporation’s Board of Directors on the boards of other public companies and has determined that only the following nominees sit on the same Board of Directors: Messrs. David McAusland and James B.C. Doak are members of the Board of Directors of Khan Resources Inc., a uranium and exploration development company.

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2.2.4 Directors attendance record to Board of Directors and Board Committee meetings

In general, for the fiscal year ended December 31, 2011, the total attendance record of directors at meetings was 94% for Board meetings, 95% for Audit Committee meetings, 100% for Corporate Governance and Nominating Committee meetings, 100% for Human Resources Committee meetings and 100% for Environment, Health and Safety Committee meetings.

The following table sets forth the number of Board meetings and Committee meetings attended by each director.

NUMBER AND PERCENTAGE OF MEETINGS ATTENDED BY A DIRECTOR

Director	Board of Directors (10 meetings)	Audit Committee (7 meetings)	Corporate Governance and Nominating Committee (7 meetings)	Human Resources Committee (3 meetings)	Environment, Health and Safety Committee (5 meetings)
Bernard Lemaire	10 on 10 (100%)	—	—	—	—
Laurent Lemaire	10 on 10 (100%)	—	—	—	—
Alain Lemaire	9 on 10 (90%)	—	—	—	—
Martin P. Pelletier	10 on 10 (100%)				5 on 5 (100%)
Paul R. Bannerman	10 on 10 (100%)
Louis Garneau	10 on 10 (100%)			3 on 3 (100%)
Sylvie Lemaire(1)	9 on 10 (90%)		3 on 7 (43%)		5 on 5 (100%)
Laurent Verreault	9 on 10 (90%)	7 on 7 (100%)		3 on 3 (100%)
Robert Chevrier	8 on 10 (80%)	5 on 7 (71%)
David McAusland	9 on 10 (90%)		7 on 7 (100%)	3 on 3 (100%)
James B.C. Doak	9 on 10 (90%)	7 on 7 (100%)	7 on 7 (100%)
Georges Kobrynsky	10 on 10 (100%)	7 on 7 (100%)			5 on 5 (100%)
André Desaulniers(2)	4 on 10 (40%)		2 on 7 (28%)

(1)	Mrs. Lemaire was appointed to the Corporate Governance and Nominating Committee on November 9, 2011.
(2)	Mr. André Desaulniers is no longer a director since May 12, 2011.

2.3 APPOINTMENT OF INDEPENDENT AUDITOR

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, as Independent Auditor of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to determine their remuneration unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

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2.3.1 Auditors’ Fees

The following table presents, by category, the fees incurred and paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

Services		Fees
	December 31, 2010	December 31, 2011
Audit Fees(1)	$1,990,910	$1,768,065
Audit-Related Fees(2)	$912,634	$573,981
Tax Fees(3)	$278,969	$461,911
Other Fees(4)	N/A	N/A

Total	$3,182,514	$2,803,957

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services mainly for compliance to Income Tax laws.
(4)	Various other services.

2.3.2 Policies and procedures for the engagement of audit and non-audit services

The Corporation’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Committee.

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PART 3

STATEMENT OF EXECUTIVE COMPENSATION

3.1 COMPENSATION AND DISCUSSION ANALYSIS

3.1.1 Compensation and Human Resources Committee

a) Composition

The Human Resources Committee of the Board of Directors, (the “Committee”) is composed solely of independent directors, namely messrs. David McAusland (Chair), Louis Garneau and Laurent Verreault. None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation. None of the members of the Committee is or has been an officer, employee or executive of the Corporation.

Each of the Committee’s members has direct experience that is relevant to his or her responsibilities in executive compensation, as well as the skills and experience that enable him to make decisions on the suitability of the Corporation’s policies and practices. More specifically, each member of the Committee has held senior executive management roles, two of whom are Chief Executive Officers of their respective companies. Mr. McAusland is also a member of the compensation committee of Khan Resources Inc. In addition, all the members of the committee have financial experience with respect to executive compensation. Mr. Verreault is also a member of the Corporation’s Audit Committee.

b) Mandate

The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the President and Chief Executive Officer. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations to the Board, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment, training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options to those persons eligible in accordance with the Corporation’s Stock Option Plan. In addition, it recommends the appropriate type of compensation for the Directors. The Charter of the Human Resources Committee describing its responsibilities, powers and operation is available on the Corporation’s Website at www.cascades.com.

c) Executive Compensation—Compensation Advisors

If required, the Committee retains the services of outside consultants specialized in compensation to assist it in performing its mandate. During the fiscal year 2011, neither the Board nor the Committee retained the services of an outside compensation advisor.

d) Risk Oversight

The Committee reviews and approves the Corporation’s compensation policies and practices, taking into account any associated risks. As further described hereunder, the components of compensation and include a base salary, a short-term incentive plan (profit sharing plan), a long-term incentive plan

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(stock options) and retirement benefits. The Committee reviewed the practices and policies applicable to all employees including the Named Executive Officers and did not identify any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has not adopted a policy prohibiting insiders from purchasing financial instruments relating to the Corporation’s shares; however, the Corporation is not aware of any insiders having adopted such practices.

3.1.2 Compensation of Executive Officers

This section is intended to provide shareholders of the Corporation with a description of the policies and programs regarding compensation of the named executive officers (collectively the “Named Executive Officers” or NEO’s) for the financial year ended December 31, 2011. The NEO’s are the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the Chief Operating Officer, the President and Chief Executive Officer of Norampac, a division of Cascades Canada ULC (“Norampac”) and the President and Chief Operating Officer of Dopaco, Inc. (“Dopaco”)(1). Although this section essentially describes the compensation policies and programs for the Named Executive Officers, these programs also apply to the Corporation’s other management staff. Unless otherwise indicated, the information contained herein is as at December 31, 2011.

(1)	Dopaco was sold to Reynolds Group Holdings Limited on May 2, 2011, consequently, any amounts reported herein for Robert L. Cauffman are for the period January 1, 2011 to April, 30, 2011.

Objectives of the Compensation Policy

The compensation of the Named Executive Officers is based upon the Corporation’s compensation policy and the recommendations of the Committee. The Corporation’s policy is designed to offer global competitive compensation to allow the Corporation to: i) recruit and retain highly qualified employees; ii) to recognize and encourage individual contribution to the Corporation’s results; and iii) to reward individual and collective performance. The Corporation’s compensation policy establishes compensation levels which take into account the role of the incumbent and the inherent responsibilities of the position. Total compensation of Executive Officers is comprised of the following principal components: one fixed which is the base salary and one variable which includes a short term incentive program (profit sharing program) which is tied to the financial performance of the Corporation and its business units and a long–term incentive plan (Stock Option Plan). With respect to Executive Officers, in particular, the compensation policy is designed to optimize profitability. It is with this in mind that Cascades has always favoured a decentralized structure where each business unit is a profit center unto itself with its own balance sheet and statement of earnings and where officers are compensated based on the profitability of the business units they manage. As well, in the case of the Named Executive Officers, the variable component is superior to the fixed compensation.

3.1.3 Benchmarking practices

In 2011, save for Robert L. Cauffman, whose increase is governed by his employment contract, a reference group was used in the annual cash compensation determination process for the President and Chief Executive Officer, Mr. Alain Lemaire, for the Vice-President and Chief Financial Officer, Mr. Allan Hogg and for the President and Chief Executive Officer of Norampac, Mr. Marc-André Dépin. Further to his appointment on February 23, 2011, as Chief Operating Officer, Mr. Mario Plourde’s base salary was adjusted to take into account his new responsibilities, his experience and indicators extracted from national compensation surveys published by compensation consulting companies, such as Morneau Sheppell and Towers Perrin. No reference group was used in the compensation determination process for Mr. Plourde’s salary increase.

In addition to considering annual cash compensation (base salary and short—term incentive plan) indicators extracted from national compensation surveys published by compensation consulting companies, such as Morneau Sheppell and Towers Perrin, the annual cash compensation, namely the base salary and the variable compensation for the President and Chief Executive Officer, the

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Vice-President and Chief Financial Officer and the President and Chief Executive Officer of Norampac, was benchmarked by the Committee in 2011, against a reference market or “Reference Group”. In the case of the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, the Reference Group consisted of six Canadian companies of comparable size in terms of sales to the Corporation and chosen on the basis of one or more of the following criteria:

•	the companies are listed on a Stock Exchange;

•	the companies operate their activities on a national or international level;

•	the average size of the companies in terms of sales is comparable to the Corporation and varies between $2.5 B and $17.7 B;

•	the head office is located in Québec.

The six companies that form part of the Reference Group are the following: Domtar Inc., Canadian National Railway Company, Rona Inc., Alimentation Couche-Tard Inc., The Jean Coutu Group (PJC) Inc. and Saputo Inc. The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer is $934,692, the variable compensation being $1,453,364. The average of the total cash compensation excluding stock option grants, the variation of the value of the pension plan and stock grants is $2,388,055 while the median is $2,608,968.

The average base salary of the Reference Group for a comparable position to that of the Vice-President and Chief Financial Officer is $433,443, the variable compensation being $381,571. The average of the total cash compensation excluding stock option grants, the variation of the value of the pension plan and stock grants is $815,014 while the median is $799,371.

The following table sets forth a summary of the characteristics of the Reference Group for the President and Chief Executive Officer and the Vice-President and Chief Financial Officer:

As at December 31, 2010	Cascades Inc.	Reference Group (1)
Location	Canada and the United States	At a national or international level
Sales (in millions of dollars)	$3,182 in 2010	$7,529(2) in 2010
$3,625 in 2011

(1)	The financial data for the Reference Group is from management proxy circulars for the year 2010 as filed on SEDAR.
(2)	This number represents an average for the six (6) companies.

For the financial year ended December 31, 2011, Mr. Alain Lemaire’s annual cash compensation was $1,476,540 an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Lemaire’s compensation.

For the financial year ended December 31, 2011, Mr. Allan Hogg’s annual cash compensation was $462,648 an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Hogg’s compensation.

In the case of the President and Chief Executive Officer of Norampac, the Reference Group was composed of five Canadian companies of comparable size in terms of sales to the Group for which he is responsible and chosen on the basis of one or more of the following criteria:

•	the companies are listed on a Stock Exchange;

•	the companies operate their activities on a national or international level;

•	the average size of the companies in terms of sales is comparable to the Group for which he is responsible and varies between $1.3 and $2.4 B;

•	the companies operate in the forestry and industrial sectors.

The five companies that form part of the Reference Group are the following: Canfor Corporation, Tembec Inc., Uni-Select Inc., Transcontinental Inc. and Toromont Industries Ltd. The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer of Norampac is $796,814, the variable compensation being $768,764. The average of the total cash compensation excluding stock option grants, the variation in the value of the pension plan and stock grants is $1,565,578 while the median is $1,603,202.

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The following table presents a summary of the characteristics of the Reference Group for the President and Chief Executive Officer of Norampac:

As at December 31, 2010	Cascades Inc.	Reference Group(1)
Location	Canada and the United States	At a national or international level
Sales (in millions of dollars)	$1,335 in 2010	$1,998(2) in 2010
$1,240 in 2011

(1)	The financial data for the Reference Group is from management proxy circulars for the year 2010 as filed on SEDAR.
(2)	This number represents an average for the five (5) companies.

For the financial year ended December 31, 2011, Mr. Marc-André Dépin’s annual cash compensation was $1,486,358, an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Marc-André Dépin’s compensation.

3.1.4 Compensation Components

Base Salary

For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Executive Officer positions are compared to other similar Executive Officer positions within the Reference Group. The salary data is analyzed to establish the median salaries in the market. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Corporation. The objective sought is to offer a base salary to Executive Officers which on average is positioned at the median of salaries for positions with comparable responsibilities. With the exception of Robert L. Cauffman, and Mario Plourde, the base salaries of the Named Executive Officers for the fiscal year ended December 31, 2011 were set on April 1st, 2011, and remained unchanged throughout the fiscal year. Mr. Alain Lemaire was granted a salary increase of 4.8%, Mr. Allan Hogg was granted a salary increase of 10.4%, Mr. Mario Plourde was granted a salary increase of 35.7% and Mr. Marc-André Dépin was granted a salary increase of 4.9%.

Short-term Incentive Plan

With the exception of Robert L. Cauffman, the short-term incentive plan entitles the Named Executive Officers, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit-sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”), 1) the Named Executive Officers whose functions are directly related to operations are eligible to receive a bonus based on the financial results (operating profit being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision, capped at two times the annual base salary, 2) members of senior management, who have a support function participate in the profit sharing program and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units taking into account their seniority, responsibilities and their personal performance, capped at two times the annual base salary. Profit sharing paid to the President and Chief Executive Officer represents 0.25% of operating profit of all of the subsidiaries, divisions and affiliated entities of the Corporation excluding the European Boxboard Group’s business units and those of Cascades Recovery Inc. He also received 0.0625% of operating profit derived from Dopaco’s business units for the period January, 1 2011, to April 30, 2011. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of an amount of $75 000, capped at one time his base salary. Profit sharing paid to Marc-André Dépin varies between 0.125% and 0.30% of operating profit of Norampac’s business units for which he is responsible, capped at two times the annual base salary. Profit sharing paid to

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Mario Plourde, represents for the first five months of the Reference Period, prior to his appointment as Chief Operating Officer, 0.30% of operating profit of the Specialty Products Group’s (“SPG”) business units, and 0.25% of the operating profit of certain specific units of SPG as well as 0.20% of the operating profit of the Cascades East Angus unit, the Cascades Fine Papers Group Inc.’s business unit and Cascades Recovery Inc.’s business units. For the period between April to October of the Reference Period, he received 0.20% of operating profit of Cascades Recovery Inc.’s business units and 0.15% of operating profit of all of the subsidiaries, divisions and affiliated entities of the Corporation, excluding the Boxboard Group’s European business units, capped at 2 times his base salary.

In order to determine the profitability of the business units, their profits are accounted for on a non consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1st and ending on October 31st. Certain business units in a start-up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, whichever the case.

The totality of the compensation derived from the short-term incentive plan is based on measures that cannot be disclosed and the Corporation is relying on the serious prejudice exemption. Indeed, the Corporation does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Corporation is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Corporation’s competitors to isolate certain data and could harm the Corporation’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to competitors of the strategic importance of one unit over others in terms of operating profit. Compensation derived from the short-term incentive plan, based on measures that cannot be disclosed, represents 32% of the total compensation of Mr. Alain Lemaire, 25% of the total compensation of Mr. Mario Plourde, 16% of the total compensation of Mr. Allan Hogg, and 15% of the total compensation of Mr. Marc-André Dépin.

The Committee is satisfied that the Corporation’s profit sharing plan which has been in place for several years effectively encourages senior management’s productivity and aligns their interests with those of the Corporation’s shareholders. Indeed, any compensation derived from the short-term incentive plan is directly correlative to the success of the various business units which they manage. When the Committee determines the percentage of the profits of each business unit to be paid to the senior executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his or her responsibility. The Committee also ensures that the compensation to be paid is correlative to a high performance on the part of the business units. The Corporation does not have any other share-based non-equity incentive plan in place other than the short-term incentive plan described above.

Long-term Incentive Plan

Save and except for Robert L. Cauffman, the long-term incentive program enables Officers including the Named Executive Officers, as well as key employees of the Corporation, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Corporation. In the case of the Named Executive Officers as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. The number of options attributed is based on a multiple of the base salary taking into account the level of seniority of the beneficiary of options, capped at a maximum of two times the base salary for the President and Chief Executive Officer and at 2 times the base salary for the Chief Operating Officer, at 1.5 times the base salary for the Group Presidents and at 1.25 times the base salary for the Chief Financial Officer. This cap is a practice rather than a policy as the Board of Directors may increase or reduce the multiples at its discretion. When new awards occur, previous awards are used for reference purposes only and do not bind the Board of Directors.

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Pursuant to the terms of the (“Plan”), an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted except for the options granted December 14, 2009 which expire 3 years after the grant date. The terms for exercising options granted before December 31, 2003 are 25% of the optioned shares within the 12 months of the grant date and up to an additional 25% within each 12 month period following the 1st, 2nd and 3rd anniversary dates of grants. The terms for exercising the options granted in 2004 and after are 25% of the number of shares after the first anniversary date of grant, and up to an additional 25% each twelve months after the second, third and fourth anniversary date of grant. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Corporation, all options granted under the Plan become exercisable within 60 days of the date of the Change in Control.

Unless the Board of Directors decides otherwise, the options granted under the Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Company; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Company but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Company is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) if the optionee attains the normal retirement age established by the Company, the portion of any option held by such optionee that is exercisable at the date of his retirement may be exercised by the optionee during a period of 120 days after the date of retirement; and, the options which are not exercisable at the time of the occurrence of any event mentioned in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.

The Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to anyone insider and related persons.

In 2006, the Toronto Stock Exchange introduced a number of amendments to the TSX Company Manual (the “Manual”) including with respect to the amendment procedure to security based compensation arrangements and to the extension of the option term during blackout periods. The Shareholders approved the amendments to the Plan at the Annual General Meeting held on May 10, 2007 providing for i) a new amendment procedure to the Plan specifying when regulatory approval and shareholder approval of amendments is required; ii) the extension of the exercise period for insiders whose exercise period would otherwise expire during a prohibition trading period to a further 10 business days after the prohibition trading period ends.

The Board of Directors may amend, suspend or terminate the Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an

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optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the Shareholders: i) Any increase in the maximum number of shares issuable under the Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above, iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favourable to participants.

Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the Shareholders will not be required: i) any amendment to the eligibility for participation in the Plan and limitations or conditions on participation in the Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Plan or in any option; v) any amendment of the terms relating to the administration of the Plan; and vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve. The Corporate Secretary may determine, from time to time, the manner in which an option may be exercised, including by way of processes administered by the Corporation or by third parties mandated by the Corporation.

On June 28, 2011, the Board of Directors granted options to 29 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 744,247 Common Shares at the exercise price of $6.26 per share expiring in 2021, representing 0.785% of the 94,862,665 common shares outstanding at the end of the financial year.

On August 25, 2011, the Board of Directors granted options to 1 senior executive of the Corporation, giving him the opportunity to purchase 12, 922 Common Shares at the exercise price of $6.26 per share expiring in 2021, representing 0.014% of the 94,862,665 common shares outstanding at the end of the financial year.

Ownership Guidelines

To further align the interests of senior management with those of shareholders, the Corporation expects executives who participate in the long-term incentive plan to accumulate and retain shares. Members of senior management who are granted options annually are required to hold shares of the Corporation in an amount equal to their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary. All of the NEO’s have satisfied the share ownership guidelines.

Benefits and Perquisites

The Corporation’s employee benefit program offered to all employees including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.

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3.2 COMPENSATION SUMMARY

3.2.1 Summary Compensation Table for the Named Executive Officers

The following table sets forth the total executive compensation paid to the Named Executive Officers of the Corporation or of one of its subsidiaries for the financial years ended December 31, 2011, 2010 and 2009.

Name and principal position	Year	Salary ($)	Option- based awards (1)(2) ($)	Non-equity annual incentive plan compensation(3) ($)		Pension value(4) ($)		All other compensation(5) ($)	Total compensation ($)
Alain Lemaire, President and Chief Executive Officer	2011 2010 2009	565,000 534,100 501,800	368,071 388,642 698,667	468,295 746,679 988,879		22,450 6,417,600 21,000		52,724 13,352 10,735	1,476,540 8,100,373 2,221,081
Allan Hogg, Vice-President and Chief Financial Officer	2011 2010 2009	268,600 227,200 163,600	84,130 64,439 68,951	75,000 90,000 130,000		31,561 23,544 11,043		3,357 2,840 2,202	462,648 408,023 375,796
Mario Plourde, Chief Operating Officer	2011 2010 2009	474,000 358,400 340,400	184,034 199,354 304,336	257,337 198,719 203,768		99,459 52,913 7,659	(6)	11,850 8,960 8,510	1,026,680 818,346 864,673
Marc-André Dépin, President and Chief Executive Officer of Norampac	2011 2010 2009	441,600 423,800 417,000	215,585 241,642 332,869	722,819 468,407 257,847	(7)	95,594 49,066 21,501	(8)	10,760 10,595 10,425	1,486,358 1,193,510 1,039,642
Robert L. Cauffman,(9) President and Chief Operating Officer, Dopaco, Inc.	2011 2010 2009	342,777 624,257 651,236	–	1,530,295 1,285,658 488,427	(10)	– 1,095,356 1,500,095		27,174 2,262,800 986,212	1,900,246 5,268,071 3,625,970

(1)	For additional information, refer to the heading “Long-term Incentive Plan” on page 19 of this circular.
(2)	The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model, a well-known method, accounting for the following assumptions:

(i)	Risk-free rate: 2.68%

(ii)	Dividend rate: 2.65%

(iii)	Volatility in market price of the shares: 45%

(iv)	Expected lifetime: 6 years

(v)	Fair value per option: $2.11

(3)	For additional information, refer to the heading “Short-term Incentive Plan” on page 18 of this circular.
(4)	The amounts reflected in the table, with the exception of Robert L. Cauffman, represent the Corporation’s contribution only. For additional information refer to the heading “Retirement Plans” on page 25 of this circular.
(5)	Perquisites have not been included, as they do not reach the prescribed threshold of $50,000 or 10% of the base salary for fiscal 2011,save for Alain Lemaire. This amount represents an amount allocated to the maintenance of his private property in Kingsey Falls.
(6)	This amount reflects a correction of $15,318 for prior years.
(7)	This amount includes a bonus of $500,000 paid to Mr. Dépin on the signing of definitive agreements for the construction of a new linerboard mill known as the Greenpac Project.
(8)	This amount reflects a correction of $31,562 for prior years.
(9)	Amounts paid in $US and converted in $Cdn for the purposes of the table at a rate of US $1 = 0.97905158 Cdn.
(10)	This amount represents a transactional success fee paid to Mr. Cauffman in relation to the sale of Dopaco to Reynolds Group Holdings Limited.

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3.3 INCENTIVE PLAN AWARDS

3.3.1 Outstanding Option-based Awards

The following table sets forth, for each NEO, all the option-based grants outstanding at the end of the financial year 2011.

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (Number)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (Number)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	23,822	7.64	January 2, 2012	—	—	—	—
	48,308	13.24	February 25, 2012	—	—	—	—
	38,641	9.42	September 13, 2012	—	—	—	—
	50,844	13.04	March 17, 2013	—	—	—	—
	67,739	13.05	May 2, 2014	—	—	—	—
Alain Lemaire	72,727	12.73	May 3, 2015	—	—	—	—
	81,462	11.49	May 2, 2016	—	—	—	—
	79,121	11.83	May 8, 2017	—	—	—	—
	124,507	7.81	May 6, 2018	—	—	—	—
	440,175	3.92	March 31, 2019	224,489.25	—	—	—
	156,081	6.43	May 31, 2020	—	—	—	—
	174,441	6.26	June 27, 2021	—	—	—	—
	2,031	12.80	May 6, 2013	—	—	—	—
	2,092	13.05	May 2, 2014	—	—	—	—
	2,273	12.73	May 3, 2015	—	—	—	—
	4,526	11.49	May 2, 2016	—	—	—	—
Allan Hogg	5,495	11.83	May 8, 2017	—	—	—	—
	8,822	7.81	May 6, 2018	—	—	—	—
	49,605	3.92	March 31, 2019	25,298.55	—	—	—
	25,879	6.43	May 31, 2020	—	—	—	—
	39,872	6.26	June 27 2021	—	—	—	—
	12,081	7.64	January 2, 2012	—	—	—	—
	9,033	13.24	February 25, 2012	—	—	—	—
	9,571	13.04	March 17, 2013	—	—	—	—
	17,931	13.05	May 2, 2014	—	—	—	—
	19,091	12.73	May 3, 2015	—	—	—	—
Marc-André Dépin	22,063	11.49	May 2, 2016	—	—	—	—
	42,857	11.83	May 8, 2017	—	—	—	—
	66,914	7.81	May 6, 2018	—	—	—	—
	239,474	3.92	March 31, 2019	122,131.74	—	—	—
	97,045	6.43	May 31, 2020	—	—	—	—
	102,173	6.26	June 27, 2021	—	—	—	—

CASCADES MANAGEMENT PROXY CIRCULAR	23

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (Number)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (Number)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	23,822	7.64	January 2, 2012	—	—	—	—
	17,674	13.24	February 25, 2012	—	—	—	—
	18,742	13.04	March 17, 2013	—	—	—	—
	29,287	13.05	May 2, 2014	—	—	—	—
	31,515	12.73	May 3, 2015	—	—	—	—
Mario Plourde	38,695	11.49	May 2, 2016	—	—	—	—
	37,582	11.83	May 8, 2017	—	—	—	—
	59,923	7.81	May 6, 2018	—	—	—	—
	218,947	3.92	March 31, 2019	111,662.97	—	—	—
	80,062	6.43	May 31, 2020	—	—	—	—
	87,220	6.26	June 27, 2021	—	—	—	—
Robert L. Cauffman	—	—	—	—	—	—	—

(1)	The value of unexercised in the money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2011, namely $4.43. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading “Long-term Incentive Plan” on page 19 of this circular.

3.3.2 Incentive Plan Awards—Value vested or earned during the year

The following table sets forth, for each Named Executive Officer, the value vested for all grants and the bonus payout during the financial year 2011.

Name	Option awards— Value during the year on vesting(1) ($)	Share awards— Value during the year on vesting(2) ($)	Non-equity incentive plan compensation— Payout during the year ($)
Alain Lemaire	411,563.63	—	468,295
Allan Hogg	46,380.68	—	75,000
Marc-André Dépin	223,908.19	—	722,819
Mario Plourde	238,105.00	—	257,337
Robert L. Cauffman	—	—	1,530,295	(3)

(1)	The amount represents the value that would have been realized if the options had been exercised on the vesting date, namely, the difference between the closing price of the Common Shares on the Toronto Stock Exchange and the exercise price on such vesting date.
(2)	Refer to the heading “Short Term Incentive Plan” on page 18 of this circular.
(3)	Amounts paid in $US and converted in $Cdn for the purposes of this table at a rate of $US 1 = 0.97905158 Cdn.

3.4 SHARE PURCHASE PLAN

The Corporation offers to its Canadian employees, including the Named Executive Officers, save and except for Robert L. Cauffman, a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Corporation will contribute to the plan 25% of the employee’s and Named Executive Officers contribution. The shares are purchased on the market on a predetermined date each month.

CASCADES MANAGEMENT PROXY CIRCULAR	24

3.5 RETIREMENT PLANS

Pension Plan—Mario Plourde

Mario Plourde participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Mario Plourde has been a member of senior management since 1997, the Corporation contributes 4.95% of his base salary as a retroactive contribution until age 60.

The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they will receive upon their retirement between the ages of 57 and 64, a retirement allowance of between 2.25% and 2.5% of their base salary the year before retirement multiplied by the years of service. In the event of retirement on December 31, 2011, taking into account his years of service and eligibility, Mario Plourde would have been entitled to receive an annual pension in the amount of $298,600.

Pension Plan—Allan Hogg

Allan Hogg participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available. In the event of retirement on December 31, 2011, taking into account his years of service and eligibility, Allan Hogg would have been entitled to receive an annual pension in the account of $122,900.

Pension Plan—Marc-André Dépin

Marc-André Dépin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Marc-André Dépin has been a member of senior management since 2002, the Corporation contributes 2.25% of his base salary as a retroactive contribution until age 60.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Pension Plan for Bernard, Laurent and Alain Lemaire

A separate Group retirement savings plan is in place for Bernard, Laurent and Alain Lemaire. The Corporation’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $22,450 in 2011. They choose to invest their contributions and those of the employer with the brokerage firm of their choice.

CASCADES MANAGEMENT PROXY CIRCULAR	25

In August 2010, Cascades established a new individual unregistered supplementary retirement plan in the form of a monthly pension for Messrs. Bernard, Laurent and Alain Lemaire, the founders of Cascades, who in turn have held the position of President and Chief Executive Officer and continue to play an active role in the management of the Corporation. Messrs. Bernard and Laurent Lemaire will receive an annual pension of $500,000 at age 75 while Mr. Alain Lemaire will receive an annual pension equal to 70% of his average salary calculated on the best three years including a disbursement of 50% of the Short Term Incentive Plan (Profit Sharing Program) at age 70. These pensions will be indexed at 50% of the Consumer Price Index and will be reversible at 60% to their spouses. In the event of retirement on December 31, 2011, Alain Lemaire would have been entitled to receive an annual pension in the amount of $657,447 payable at age 70.

Defined Benefit Plan Table

The following table sets forth the accrued value of the retirement plan for Bernard, Laurent and Alain Lemaire at the beginning and at the end of fiscal year 2011.

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end	At age 70 or 75 as the case may be
Bernard Lemaire	47.16	507,300	507,300	5,598,100	—	252,300	2,850,400
Laurent Lemaire	47.75	500,000	500,000	6,146,000	—	694,900	6,840,900
Alain Lemaire	44.13	657,447	759,753	7,111,100	—	569,000	7,680,000

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Laurent Lemaire, Mario Plourde, Allan Hogg and Marc-André Dépin at the beginning and at the end of fiscal year 2011:

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Alain Lemaire	768,068	22,450	604,029
Mario Plourde	363,890	99,459	446,712
Allan Hogg	236,756	31,561	261,783
Marc-André Dépin	295,998	95,594	366,913
Laurent Lemaire	853,068	22,450	776,114

3.6 PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return on $100 investment in shares of the Corporation for the five most recent financial years commencing December 31, 2006, with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.

CASCADES MANAGEMENT PROXY CIRCULAR	26

Compound annual total return over 5 years

In 2006 and 2007, the S&P/TSX Composite index continuously advanced reflecting the growth of the global economy and companies’ earnings. Also, the index benefited from a major rise in the materials sector stocks. In contrast, Cascades’ share price declined during that period as the rapid inflation of variable costs and the appreciation of the Canadian dollar negatively impacted the profitability. In 2008, both Cascades’ stock and the index were severely hit by the financial crisis. In 2009, Cascades’ share price increased by 162% compared to 35% for the reference index. This outperformance is mainly explained by the significant rebound in the Corporation’s profitability and the overall decrease in risk aversion by investors. In 2010 and 2011, Cascades’ stock dropped by 47% amid lower results due to the significant appreciation of the Canadian dollar and the rapid and significant rise of raw material costs.

The compound annual return of Cascades’ stock over the past five years amounted to -16.9% compared to 1.3% for the S&P/TSX Composite index. During the same five year period, total compensation received by the NEO’s increased globally at a compound annual growth rate of 8%.

3.7 COMPENSATION OF DIRECTORS

3.7.1 Retainer and Attendance Fees

Only directors who are not employees of the Corporation receive compensation for acting as members of the Board and of any Committee of the Board. Compensation is paid quarterly. The following table presents the components of the compensation the members of the Board may be entitled to receive, with the exception of the directors who are also employees of the Corporation (Messrs. Bernard, Laurent and Alain Lemaire) who do not receive any compensation for serving as directors. External directors are entitled to receive travel expenses and other expenses incurred to attend Board meetings.

Components	Amount
Annual Board fees	$24,000
Annual Committee fees
Chair of the Audit Committee	$10,000
Chairmen of other Committees (except Audit Committee)	$2,000
Attendance for Board and Committee meetings
Board of Directors	$1,500
	($1,500 by telephone	)
Committee members (except Chair of Audit Committee)	$2,000
Chair of the Audit Committee	$2,500

The total cash compensation paid to Directors during the financial year ended December 31, 2011 was $532,000.

CASCADES MANAGEMENT PROXY CIRCULAR	27

3.7.2 Deferred Share Unit Plan

In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSU’s”) to the outside directors in recognition of their contribution to the Corporation and as an integral part of their overall compensation. The deferred share units provided to the outside directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Corporation. The principal terms of the deferred share unit plan are as follows: the DSU Plan came into effect on July 1, 2005. Each director who is not a full time salaried officer or employee of the Corporation or any of its subsidiaries is eligible to the DSU Plan. Each eligible director has an account in his name to which the DSU’s are credited and held until he ceases to be a director of the Corporation. The number of DSU’s credited to his account is calculated by dividing the amount of the quarterly cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of March, June, September and December of the Corporation fiscal year, unless otherwise determined by the Human Resources Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one (1) Common Share was so traded. “Quarterly Cash Compensation” means the amount, expressed in dollars payable in cash on the last business day of March, June, September and December by the Company to an Eligible Director, or if, with respect to any Due Date, an Eligible Director has served during the applicable term as a member of the Board for a number of days that is less than the full quarter, the amount, expressed in dollars, which is the product of the quotient determined by dividing: the number of days in the particular quarter during the term in which the Eligible Director served as a member of the Board, by the aggregate number of days in the particular quarter, and the amount, expressed in dollars, of the Quarterly Cash Compensation which would otherwise have been payable for such quarter had the Eligible Director served as a member of the Board of the full quarter. DSU holders are credited additional DSU’s in an amount equal to the dividends paid on the Common Shares of the Corporation. When the participant in the DSU Plan ceases to be a director for any reason whatsoever, the participant will receive, not later than the 31st of January following the end of the year during which the participant’s termination occurred, a lump sum payment in cash equal to the number of DSU’s recorded in the participant’s account on the termination date multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the termination date), less applicable withholding taxes. Under no circumstances, shall DSU’s be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.

3.7.3	Summary table of Compensation

The following table sets forth the total cash compensation paid as well as the number of DSU’S awarded to the directors under the DSU plan during the financial year ended December 31, 2011.

Name	Fees Earned ($)	Share—based Awards DSU’s ($)	Non-equity Incentive Plan compensation		Pension Value	All Other Compensation ($)		Total ($)
Bernard Lemaire(1)	—	—	—		288,461	154,000		442,461
Laurent Lemaire	—	—	296,944	(2)	22,450	381,051	(6)	700,445
Alain Lemaire(3)	—	—	—		—	—		—
Paul R. Bannerman	40,500	27,578.79	—		—	—		68,078.79
Robert Chevrier	62,000	27,578.79	—		—	—		89,578.79
André Desaulniers(5)	21,500	153,314.58	—		—	—		174,814.58
James B.C. Doak	68,000	27,578.79	—		—	—		95,578.79
Louis Garneau	46,500	27,578.79	—		—	—		74,078.79
Sylvie Lemaire	55,000	27,578.79	—		—	—		82,578.79

CASCADES MANAGEMENT PROXY CIRCULAR	28

Name	Fees Earned ($)	Share—based Awards DSU’s ($)	Non-equity Incentive Plan compensation	Pension Value	All Other Compensation ($)	Total ($)
David McAusland	60,500	27,578.79	—	—	—	88,078.79
Martin P. Pelletier(4)	52,500	27,578.79	—	—	53,309.96	133,388.75
Laurent Verreault	61,000	27,578.79	—	—	—	88,578.79
Georges Kobrynsky	64,500	24,232.45	—	—	—	88,732.45

(1)	Mr. Bernard Lemaire retired as of June 1, 2011. This amount represents his base salary for five (5) months.
(2)	This amount represents compensation received under the Short-Term Incentive Plan (profit sharing program).
(3)	Compensation paid to Mr. Alain Lemaire is presented under item 3.2.1 “Summary Table of Compensation” on page 22 of this circular.
(4)	During the financial year ended December 31, 2011, Martin P. Pelletier received consulting fees for services rendered to the Corporation in the amount indicated in the table above.
(5)	For the period January 1, to May 12, 2011, Mr. Desaulniers received 1,355 DSU’s for a value of $9,595.11. On May 13, 2011, in accordance with the DSU Plan, he received an amount in cash of $143,719.47 equivalent to the number of DSU’s held in his account at date of retirement multiplied by the value of the common shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the termination date) less applicable withholding taxes.
(6)	This amount represents Mr. Laurent Lemaire’s base-salary as Executive Vice-Chairman of the Board of Directors as well as an amount for the maintenance of his private properties in Kingsey Falls.

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plan for Bernard Lemaire and Laurent Lemaire at the beginning and at the end of fiscal 2011:

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Bernard Lemaire	883,796	0	789,392
Laurent Lemaire	730,897	22,450	853,068

3.7.4 Incentive plan awards—value vested or earned during the year

The following table sets forth for each director the value on vesting of all options-based and share-based awards and the non-equity incentive plan during the financial year 2011 (except for Mr. Alain Lemaire who is an NEO, refer to item Compensation Summary Incentive Plan Awards—Value vested or earned during the year):

Name	Options-based Awards Value vested during the year ($)	Share-based Awards Value vested during the year(1) ($)	Non-equity incentive plan compensation— Payout during the year ($)
Bernard Lemaire	—	—	—
Laurent Lemaire	—	—	296,944
Alain Lemaire	—	—	468,295
Paul R. Bannerman	—	27,578.79	—
Robert Chevrier	—	27,578.79	—
André Desaulniers	—	153,314.58	—
James B.C. Doak	—	27,578.79	—
Louis Garneau	—	27,578,79	—
Sylvie Lemaire	—	27,578.79	—
David McAusland	—	27,578.79	—
Martin P. Pelletier	—	27,578.79	—

CASCADES MANAGEMENT PROXY CIRCULAR	29

Name	Options-based Awards Value vested during the year ($)	Share-based Awards Value vested during the year(1) ($)	Non-equity incentive plan compensation— Payout during the year ($)
Laurent Verreault	—	27,578.79	—
Georges Kobrynsky	—	24,232.45	—

(1)	The value of the share units which vested during the financial year ended December 31, 2011 is calculated in accordance with the provisions of the DSU plan, the description of which is on page 28 of the circular.

3.7.5 Securities Authorized for Issuance under Equity Compensation Plans

The table below sets forth the number of Common Shares remaining available for future issuance under the Corporation’s Stock Option Plan as at December 31, 2011.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (excluding securities reflected in column (a))
Equity Compensation Plan Approved by Securityholders	5,287,178	9.69	6,264,006
Equity Compensation Plan not approved by Securityholders	—	—	—

Total	5,287,178		6,264,006

CASCADES MANAGEMENT PROXY CIRCULAR	30

PART 4

OTHER INFORMATION

4.1 INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest of any Director or Officer of the Corporation, any proposed management nominee for election as Director of the Corporation or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation, any of its subsidiaries or affiliated companies.

4.2 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2011, there were no outstanding loans to any Senior Officer, Director or any nominee as Director of the Corporation made by the Corporation or its subsidiaries and divisions.

4.3 CORPORATE GOVERNANCE

The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation’s corporate governance policy adopted by the Board of Directors defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Corporation’s corporate governance practices. Under National Policy 58-201, corporate governance guidelines and National Instrument 58-101, disclosure of corporate governance practices of the Canadian Securities Administrators, the Corporation is required to disclose information relating to its corporate governance practices. This information is set out in Schedule A to this circular.

4.4 INFORMATION ON THE AUDIT COMMITTEE

Composition of the Audit Committee, Education and Experience of its Members

The Audit Committee (the “Committee”) is composed of four independent directors, namely, Robert Chevrier (Chair), Laurent Verreault, James B.C. Doak and Georges Kobrynsky. The Charter of the Audit Committee is set out in Schedule B to this circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate. The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Name of Committee Member	Relevant Experience and Education
Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Corporation and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Corporation’s financial statements.

CASCADES MANAGEMENT PROXY CIRCULAR	31

Name of Committee Member	Relevant Experience and Education
Laurent Verreault	As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr.Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.
James B.C. Doak	An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.
Georges Kobrynsky	Mr.Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. He is a member of the Board of Directors and of the Audit Committee of Supremex Inc.

4.5 CIVIL LIABILITY INSURANCE POLICY FOR DIRECTORS AND EXECUTIVE OFFICERS

The Corporation has contracted a civil liability insurance policy, which protects its Directors and Officers against various claims that may arise in the course of their mandate. The policy provides annual coverage of up to $35,000,000 in respect of civil liability awards paid or payable. The policy includes a $250,000 deductible clause for each claim made against the Corporation. The premium paid by the Corporation for the period from January 1, 2011 to December 31, 2011 is $244,933.

4.6 OTHER BUSINESS

The Management and the Board of Directors are not aware of any matters to come before the meeting other than as set forth in the Notice of meeting. If any other matters properly come before the meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgement of such matters.

4.7 ADDITIONAL INFORMATION

Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2011. Additional information relating to the Corporation is available at www.sedar.com. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Corporation at the following address:

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd. P.0. Box 30

Kingsey Falls, (Québec) J0A 1B0

CASCADES MANAGEMENT PROXY CIRCULAR	32

4.8 DIRECTOR APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

Robert F. Hall

Vice-President, Legal Affairs

and Corporate Secretary

Kingsey Falls, Québec, March 15, 2012

CASCADES MANAGEMENT PROXY CIRCULAR	33

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors	Description
1. BOARD OF DIRECTORS (a) Disclose the identity of Directors who are independent.	The Board of Directors (the “Board”) has reviewed the independence of each Director on the basis of the definition provided in section 1.2 of Regulation 58-101 of the Canadian Securities Administrators. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. To determine if a nominee is independent, the Board reviews the information provided by the Directors or the nominees by way of a questionnaire completed annually. The independent Directors are: Messrs. Louis Garneau, Laurent Verreault, Robert Chevrier, David McAusland, James B.C. Doak and Georges Kobrynsky.

(b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.

Bernard Lemaire is the brother of Laurent and Alain Lemaire;

Laurent Lemaire is Executive Vice-Chairman of the Board of the Corporation and brother of Bernard and Alain Lemaire;

Alain Lemaire is President and Chief Executive Officer of the Corporation and brother of Bernard and Laurent Lemaire;

Martin P. Pelletier is the former President and Chief Executive Officer of Cascades Fine Papers Group Inc., retired since April 2002. He acts as a consultant to the Corporation;

Sylvie Lemaire is the daughter of Bernard Lemaire;

Paul R. Bannerman is Chairman of the Board of Directors of Etcan International Inc., (“Etcan”). Etcan is involved through an affiliated company in the sale of paper together with the Corporation.

Élise Pelletier’s spouse is an employee of Cascades Specialty Products Group, a division of Cascades Canada ULC.

(c)    Disclose whether or not a majority of the Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.

5 of the 12 Directors proposed by management for election to the Board are independent.

(d)    If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

Information on the Directors who hold directorships with other public companies is set out at pages 8 to 12 of this circular.

CASCADES MANAGEMENT PROXY CIRCULAR	34

Board of Directors	Description

(e)    Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the preceding twelve months. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The independent Directors meet, without the presence of management, as required at the end of each regular meeting and meet together once a year. The independent Directors held one meeting during the 2011 financial year.

(f)     Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

The positions of Chief Executive Officer and Chairman of the Board are not separate. The Chairman of the Board is not independent. Mr. Robert Chevrier acts as lead Director. He oversees the responsibilities of the Independent Directors and assumes other responsibilities, which the Independent Directors as a whole might designate from time to time. He chairs periodic meetings of the Independent Directors and sets their agenda and reports to the Board on their deliberations, as required.

(g) Disclose the attendance record of each Director for all Board meetings held since the beginning of the most recently completed financial year.	The Board held ten meetings during the 2011 financial year. A record of attendance by Directors at meetings of the Board and its Committees held during the fiscal year ended December 31, 2011 is set out under the heading “Directors Attendance Record to Board and Committee Meetings” on page 13 of this circular.

2. BOARD MANDATE Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a Corporate Governance Policy, (the “Policy”) the integral text of which is set out in Schedule C to this circular.

3.      POSITION DESCRIPTIONS

(a)    Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the Chair whose responsibilities are set out in the Corporate Governance Policy in Schedule C to this circular. The Board has also adopted a written position description for the Chairs of Board Committees which is set out in Schedule C-2 to this Circular.

(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Policy defines the role and responsibilities of members of Senior Management including the Chief Executive Officer as follows: he is responsible for implementing the Corporation’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. The responsibilities are set out in Schedule C-1 to the Corporate Governance Policy.

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Board of Directors	Description

4.      ORIENTATION AND CONTINUING EDUCATION

(a)    Briefly describe what measures the Board takes to orient new Directors regarding a. the role of the Board, its Committees and its Directors, and b. the nature and operation of the issuer’s business.

The Board has implemented an orientation and education program for new members of the Board. The main objective of the education program is to afford each new director the opportunity to become familiar with the Corporation’s activities and to better understand the stakes and challenges faced by the Corporation. Each Director receives a Director’s Manual that is updated periodically. The Manual contains pertinent material and information on the Corporation, the Board, and its Committees. Directors meet with the Chairman of the Board, the President and Chief Executive Officer and members of Senior Management to discuss the Corporation’s operations and are given periodic presentations on a particular business unit or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Corporation’s installations and meet with management.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

From time to time, the Corporation offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities. For example, during the fiscal year ended December 31, 2010, a presentation on the conversion to IFRS (International Financial Reporting Standards) was given to Board members as well as the impact on the Corporation of the conversion to the new financial reporting standards.

5.      ETHICAL BUSINESS CONDUCT

(a)    Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    disclose how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.

The Corporation has adopted a Code of Ethics (the “Code”) that is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates its activities. The Code is available on the Corporation’s Website at www.cascades.com and may be obtained upon written request to the Corporate Secretary at 404, Marie-Victorin Blvd, P.O. Box 30, Kingsey Falls, (Quebec), JOA 1BO.

The Board and the Audit Committee regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct. Management provides the audit committee with, if required, a quarterly report on the number of complaints received through the Telephone Ethics line, the nature of the complaints, the treatment and follow-up of same.

The Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.

(b)    Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

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Board of Directors	Description

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has developed and implemented and the Board has approved various corporate policies including a Policy on Disclosure of Information, a Policy on the Treatment of Complaints, and a Policy on Harassment in the Workplace. The Corporation has implemented a training program for all employees on the contents of the Code and the Corporation’s expectations in this regard. An online training session on the Corporation’s intranet site also exists for new employees. The Corporation has also put in place an ethics telephone line allowing employees to report anonymously any concerns regarding compliance with the Code or questions relating to auditing and accounting matters.

6. NOMINATION OF DIRECTORS (a) Describe the process by which the Board identifies new candidates for Board nomination.
Together with the Chairman of the Board, this responsibility has been assigned to the Corporate Governance and Nominating Committee, which is composed of two independent Directors and one non independent Director. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board. The Committee evaluates the composition and size of the Board, examines the areas of expertise of the Board members and recommends to the Board a list of candidates for election to the Board.

(b)    Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee’s mandate includes this responsibility. The Corporate Governance and Nominating Committee is composed of two independent Directors and one non independent Director.

(c) If the Board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.	The Corporate Governance and Nominating Committee is responsible for the elaboration, update, and disclosure of the Corporation’s practices relative to corporate governance. The Committee coordinates the recruitment of new directors, reviews candidates for directorships, and submits its recommendations to the Board of Directors. It coordinates the annual assessment of the effectiveness of the Board of Directors and the contribution of Directors.

7. COMPENSATION (a) Describe the process by which the Board determines the compensation for the officers	The Board has established a Human Resources Committee whose responsibility consists in recommending to the Board the compensation for Executive Officers of the Corporation.

(b)    Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources Committee is composed of three independent Directors.

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Board of Directors	Description

(c) If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

This Committee is responsible for reviewing and making recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the President and Chief Executive Officer, all in accordance with the compensation policy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment, training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options to those persons eligible in accordance with the Corporation’s Stock Option Plan. In addition, it recommends the appropriate type of compensation for the Directors.

If required, the Committee retains the services of outside consultants, specialized in compensation to assist it in performing its mandate.

(d)    If a compensation consultant or advisor has, at any time during the last financial year, been retained to assist in determining compensation for the Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work, state that fact and briefly describe the nature of the work.

No compensation consultant was retained by the Human resources Committee during the financial year 2011.

8. OTHER BOARD COMMITTEES If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Environment, Health and Safety Committee’s mandate consists in regularly reviewing the Corporation’s performance to verify that the Corporation’s operations are conducted in accordance with industry norms as well as those standards imposed by laws and regulations on the quality of the environment. It is also charged with regularly reviewing the Corporation’s performance in matters of health and safety in the workplace to verify that the Corporation’s operations attain or surpass industry norms and respect the standards imposed by law.

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Board of Directors	Description

9.      ASSESSMENTS

Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee. The effectiveness is measured through a self evaluation questionnaire that is sent annually to all the Directors. The questionnaire deals with the responsibilities, structure and functions of the Board, the performance of the Board, of the Directors and the Committees as well as the performance of the Chief Executive Officer and Chairman of the Board. The results are reported to the Chairman of the Board and the lead Director, both of whom report to the Board, as appropriate.

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SCHEDULE B

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF CASCADES INC.

1. PURPOSE

The purpose of this charter is to describe the role of the Audit Committee (the “Committee”) as well as its duties and responsibilities delegated by the Board of Directors (“the Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;

•	the enterprise risk management process;

•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	independent auditor’s qualifications, independence and performance;

•	internal audit function and process;

•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.

2. DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3. COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

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The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4. MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent external auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5. DUTIES AND RESPONSIBILITIES

In addition to the above-mentioned responsibilities, the Committee shall address the following questions:

5.1 Financial reporting

•	Reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•

Reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•

Reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•

Reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•

Reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•

Reviews financial analyses and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards (“IFRS”) on the financial statements.

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•	Verifies the compliance of management certification of financial reports with applicable legislation;

•

Reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•

Reviews the results of the external audit, and any significant problems encountered in the performance the audit, and management’s response or action plan related to any Management Letter issued by the independent auditor.

5.2 Risk management and internal control

•	Periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	Reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	Reviews the Corporation’s risk assessment and risk management policies, including the Corporation’s policies regarding hedging, investment and credit;

•

Reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	Periodically enquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	Assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•

While ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s anti-fraud program and practices.

5.3 Internal Audit Function

•	Reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	Regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	Annually reviews the internal audit plan;

•

Undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4 Independent Auditor

•

Recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	Ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	Approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

•

Discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

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•

Reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	Reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor.

5.5 Performance Evaluation of the Committee

•

Prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

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SCHEDULE C

CORPORATE GOVERNANCE POLICY

Introduction

This document describes the guidelines towards effective corporate governance for Cascades Inc., (the “Corporation”). The term “Corporate Governance” means those methods and systems developed by the Board of Directors to manage and operate the Corporation’s activities, the whole, in the best interests of the Corporation and its Shareholders.

1. BOARD MANDATE

1.1 General Mandate

The Board of Directors has a mandate to ensure the Corporation’s governance and to discharge its responsibilities in accordance with applicable laws, regulations and the policies of the Corporation.

1.2 Corporate Governance

The Board of Directors is responsible for developing methods and systems, which will insure that the Corporation complies with its corporate governance obligations in accordance with the guidelines adopted by Canadian Securities Regulators and norms of other regulatory agencies. The Board of Directors therefore assumes responsibility for the following subjects:

•	Adoption of a procedure for the establishment and evaluation of a strategic plan;

•	Identification of the principal risks inherent to the business and developing appropriate risk management procedures;

•	Succession planning, including the appointment, training and appraisal of Executive Officers;

•	Adoption of a communications policy for the Corporation;

•	Ensuring the integrity of the internal accounting controls and management information systems of the Corporation;

•	Conducting the affairs of the Corporation in accordance with the law and ensuring the integrity of the financial statements of the Corporation;

•	Ensures that rules of ethics are established for the Directors, officers, and employees of the Corporation and that adequate procedures are put in place in order to ensure compliance.

1.3 Appointment and Evaluation of Executive Officers

The Board is responsible for:

•	The appointment of the President and Chief Executive Officer;

•	The approval of the designation of other Executive Officers;

•	The evaluation of the performance of the President and Chief Executive Officer and other Executive Officers;

•	To ensure that the objectives of the strategic plan of the Corporation are carried out in an effective manner.

For the purposes of this document, “Executive Officers” refers to the following positions:

•	The Chairman of the Board;

•	The Executive Vice-Chairman of the Board;

•	The President and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Presidents of the principal subsidiaries and divisions,

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•	Executive Officers of Cascades Inc., including:

–	The Vice-President and Chief Financial Officer,

–	The Vice-President, Business Development,

–	The Vice-President, Human Resources,

–	The Vice-President, Organizational Development,

–	The Vice-President, Corporate Services,

–	The Vice-President, Information Technology,

–	The Vice-President, Communications and Public Affairs,

–	The Vice-President, Environment,

–	The Vice-President, Legal Affairs and Corporate Secretary,

–	The Assistant-Secretary; and

–	Any other Officer of Cascades Inc.

2. COMPOSITION OF THE BOARD OF DIRECTORS

2.1 Directors independence

The Board recognizes the importance of the contributions of the independent Directors and priority will be given on this basis in the selection of new Board members. An independent Director means a Director that has no direct or indirect material relationship with the Corporation that could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a Director’s independent judgment.

2.2 Assessment of directors

The Board of Directors shall undertake on a regular basis an assessment of its effectiveness and that of its Committees and its members individually, to ensure that the Board functions in an efficient manner.

2.3 Outside directors

The independent Directors shall meet without the presence of related Directors or members of Senior Management at least once a year.

2.4 External consultants

Subject to the approval of the Corporate Governance Committee and Nominating Committee, Directors may retain the services of external consultants, at the Corporation’s expense, in appropriate circumstances, in order to assist them in carrying out their duties.

3. OPERATION AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

3.1 Operation of the Board of Directors

The Board discharges its responsibilities either directly or through its committees.

The Board determines the expectations with respect to Directors and their responsibilities.

3.2 Mandate of the Chairman of the Board

The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chairman of the Board and Chief Executive Officer. If the Chairman of the Board is not independent, the independent Directors appoint a lead Director.

The Chairman of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chairman of the Board has the following responsibilities, namely:

•	Provide leadership to enhance Board effectiveness;

•	Act as liaison between the Board and management;

•	Assist in representing the Corporation, as required, to external groups;

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•	Oversee the application of good corporate governance;

•	Preside at meetings of the Board and annual and special meetings of Shareholders;

•	Participate in the preparation of the agenda for each Board meeting;

•

Supervise the Board committees’ work and, in this regard, the Chairman of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);

•	Ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;

•	Facilitate Board assessment and his performance assessment and the implementation of improvements;

•	Provide suitable directives to the Board members to assist them in discharging their responsibilities;

•	Ensure that recently elected or appointed Directors benefit from an orientation and education program.

3.3 Responsibilities of Executive Officers

The Executive Officers of the Corporation are responsible for i) developing the strategic plan and business plan for the Corporation and each of its business sectors, the plans must be submitted to the Board for its consideration; ii) implementing the strategic plan and business plan approved by the Board; and iii) all decisions relating to the day-to-day management of the affairs of the Corporation and its subsidiaries. The mandate of the Chief Executive Officer is outlined in Schedule C-1 to this Policy.

3.4 Major decisions

The Board of Directors must be consulted on decisions affecting the Corporation, its subsidiaries and joint ventures, including, namely:

•	Adoption of the strategic plan;

•	Approval of the annual budgets;

•	Approval of the annual and quarterly financial statements of the Corporation as well as the annual and quarterly reports and the annual information form;

•	Any acquisition or sale of assets, the value of which (including acceptance of debt) exceeds the greater of 5% of the net value of the Corporation or $15 million;

•	Appointment and evaluation of Executive Officers of the Corporation and determination of their compensation and other conditions of employment;

•	The declaration of dividends;

•	Any form of indebtedness, the total value of which exceeds the greater of 2.5% of the net value of the Corporation or $15 million;

•	All capital expenditures exceeding the greater of 2.5% of the net value of the Corporation or $15 million;

•	Any purchase, repurchase or other acquisition of the shares of the Corporation;

•	Any transaction between the Corporation and a related party.

3.5 Board Committees

The Board has established the following Committees in order to assist it in carrying out its duties:

•	The Administrative Committee;

•	The Human Resources Committee;

•	The Audit Committee;

•	The Environment, Health and Safety Committee; and

•	The Corporate Governance and Nominating Committee.

3.6 Committee mandates

The mandate of each Committee forms an integral part of this Corporate Governance Policy.

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3.7 Other committees

The Board may, at its discretion, establish other committees to assist it in carrying out its duties.

3.8 Committee composition

In general, the Committees of the Board of Directors should be composed of independent Directors, the majority of whom are unrelated. Notwithstanding the above, the Board may, if deemed appropriate, appoint related Directors to the Committees. The Committees shall appoint a Chair to preside over the Committees meetings. The duration of the Chairmen’s mandate shall not exceed three years.

4. OTHER CORPORATE GOVERNANCE ISSUES

4.1 Policy on insiders

The Corporation’s Policy on Insider Trading and Privileged Information that is attached to the Corporation’s Code of Ethics forms an integral part of this Corporate Governance Policy.

4.2 Code of Ethics

The Corporation’s Code of Ethics, which is available on the Corporation’s Website, forms an integral part of this Corporate Governance Policy.

5. EFFECTIVE DATE

This Corporate Governance Policy came into effect on December 12, 2002.

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SCHEDULE C-1

MANDATE OF THE CHIEF EXECUTIVE OFFICER

Reporting to the Board of Directors (the “Board”), and as one of its members, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Corporation”) strategic and operational objectives and for the execution of the Board’s decisions.

Responsibilities

The Chief Executive Officer has the following responsibilities:

A) With respect to strategic planning

•	With the advice and counsel of senior management, formulate, and recommend to the Board, a long-term strategy that will promote shareholder value;

•

Assume ultimate accountability for the execution of the Corporation’s strategy and policies and, if applicable, for their communication to the Corporation’s senior management as well as to the Corporation’s external partners;

•	Submit to the Board annual business plans and budgets that support the Corporation’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

B) With respect to operations of the Corporation

•	Oversee the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;

•	Identify and manage the risks and business opportunities presented to the Corporation in the course of its business activities;

•	Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

C) With respect to corporate governance matters

•

Serve as the Corporation’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;

•

Collaborate with the Chairman of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Chairman of the Board as well as its members are kept informed of the overall business operations of the Corporation and of its subsidiaries and of major issues facing them;

•

Maintain effective channels of communication with the Chairman and the Board as a whole and meet periodically and, as required, with the Chairman of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;

•	Foster a corporate culture based on the values stated in the Corporation’s Philosophy which include namely, respect, integrity, discipline and financial rigor;

•

Ensure that the Corporation has an accounting system in place capable of producing financial statements that fairly reflect the Corporation’s financial situation and enable investors to understand the Corporation’s business and to make investment decisions accordingly.

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SCHEDULE C-2

DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS

1.1 ROLE

Each committee of the Board of Directors (the “Board”) is chaired by an independent director (the “Committee chair”). The Committee chair is responsible for the management and the effective performance of his or her committee. He or she takes all reasonable measures to ensure that the committee fully executes its mandate.

The principal responsibilities of the chairs of the committees include the following:

Provide leadership to enhance committee effectiveness

•	take all reasonable steps to ensure that the committee works as a cohesive group and provide the leadership essential to achieve this;

•	take all reasonable steps to ensure that the resources available to the committee (in particular, timely and relevant information) are adequate to support its work;

•	take all reasonable steps to ensure that a process is in place for the assessment on a regular basis of the effectiveness of the committee and the contribution of each of its members.

Managing the committee

•	chair committee meetings and report to the Board following each committee meeting on any issues considered by the committee;

•	set the agenda for each committee meeting in cooperation with the Secretary or Assistant Secretary;

•	adopt procedures allowing the committee to conduct its work effectively and efficiently;

•	take all reasonable steps to ensure that the conduct of committee meetings facilitates discussions and provides adequate time for serious in-depth discussion of the business under consideration;

•	oversee the committee’s full discharge of its responsibilities.

1.2 PERFORMANCE ASSESSMENT

The Corporate Governance and Nominating Committee, together with the Board Chair and the Lead Director, annually supervises the performance assessment of each Committee chair and reports to the Board on such assessment.

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